China Digital TV Announces Annual General Meeting Results

BEIJING, December 21, 2012 —China Digital TV Holding Co. Ltd. (NYSE: STV) ("China Digital TV" or the “Company”), the leading provider of conditional access (“CA”) systems to China's expanding digital television market, announced the results of the Company's annual general meeting of shareholders held in Hong Kong today.

At the meeting, shareholders approved the re-election of incumbent directors Mr. James Hsiangming Ho and Mr. Chaoyang Xia as Class II Directors, each to serve on the Board of Directors for a further three-year term.

For more detailed information regarding the shareholder resolution adopted at the Company’s annual general meeting of shareholders, please review the Notice of the Annual General Meeting of shareholders at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

For investor inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the US:

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: chinadigital@brunswickgroup.com